FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Issue of Notes	2

TELEFÓNICA, S.A. as provided in article 228 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Yesterday, TELEFÓNICA, S.A., through its wholly-owned subsidiary TELEFÓNICA EMISIONES, S.A.U., under its US Debt Registered Program filed with the United States Securities and Exchange Commission (SEC) on May 13, 2015, priced an issue of Notes guaranteed by TELEFÓNICA, S.A. in an aggregate principal amount of 2,000 million US dollars.

This issue was split into two tranches. The first tranche, amounting up to 750 million US dollars, due on March 6, 2038, with a coupon of 4.665%, payable semi- annually, was issued at par. The second tranche, amounting up to 1,250 million US dollar, due on March 6, 2048, with a coupon of 4.895%, payable semi-annually, was also issued at par.

The settlement date is scheduled to be on March 6, 2018.

Madrid, February 28, 2018

This document is not a prospectus and is not an offer or a solicitation to buy, sell, subscribe or exchange any securities issued or to be issued by TELEFÓNICA, S.A. or TELEFÓNICA EMISIONES, S.A.U. No such offer in relation to securities shall be conducted in any jurisdiction in which said offer is not made in conformity with the applicable legislation. In relation with the offering, TELEFÓNICA, S.A. and TELEFÓNICA EMISIONES, S.A.U. have filed a registration statement (including a prospectus), and a prospectus supplement with the SEC. Investors should read the prospectus and prospectus supplement included in that registration statement and the other documents TELEFÓNICA, S.A. and/or TELEFÓNICA EMISIONES, S.A.U. has filed with the SEC for more complete information about TELEFÓNICA, S.A., TELEFÓNICA EMISIONES, S.A.U. and the offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 28, 2018	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors